Exhibit 99.1

Li Auto Inc. August 2024 Delivery Update

September 1, 2024

BEIJING, China, September 1, 2024 — Li Auto Inc. (“Li Auto” or the “Company”) (Nasdaq: LI; HKEX: 2015), a leader in China’s new energy vehicle market, today announced that it delivered 48,122 vehicles in August 2024, an increase of 37.8% year over year. This brought the Company’s total deliveries in 2024 to 288,103. As of August 31, 2024, its cumulative deliveries reached 921,467 vehicles.

“Li L6 has gained widespread popularity among young users, with deliveries exceeding 20,000 for the third consecutive month, further expanding our market share. Notably, our share of the RMB200,000 and higher NEV market grew to 18% in July, outpacing Tesla to become the sales champion among NEV brands in China. We maintained our strong momentum, retaining the top spot in sales among China’s emerging new energy auto brands in August. During the third quarter, we have been enhancing the product strength across all our models through continued OTA updates, further boosting user satisfaction and driving our NPS to a new high for the year to date. Additionally, our full-stack proprietary autonomous driving architecture, which integrates an end-to-end (E2E) model and a vision-language model (VLM), showcased its strong capabilities and potential for further evolution during user testing. The penetration rate of city NOA mileage among test users has exceeded 50%,” commented Xiang Li, chairman and chief executive officer of Li Auto. “As we enhance autonomous driving system, we are also maximizing the effectiveness of our active safety features. We rolled out the industry’s first fully automatic emergency steering function, providing users dual protections in extreme scenarios through AEB and AES. We would like to express our gratitude to over 900,000 families for choosing Li Auto. Their recognition serves as a long-term driving force behind our commitment to investing in research and development. We will remain steadfast in our focus on user value to create greater happiness for families in this era of AI innovation.”

As of August 31, 2024, the Company had 481 retail stores in 145 cities, 423 servicing centers and Li Auto-authorized body and paint shops operating in 220 cities, and 748 super charging stations in operation equipped with 3,506 charging stalls in China.

About Li Auto Inc.

Li Auto Inc. is a leader in China’s new energy vehicle market. The Company designs, develops, manufactures, and sells premium smart electric vehicles. Its mission is: Create a Mobile Home, Create Happiness (创造移动的家,创造幸福的家). Through innovations in product, technology, and business model, the Company provides families with safe, convenient, and comfortable products and services. Li Auto is a pioneer in successfully commercializing extended-range electric vehicles in China. While firmly advancing along this technological route, it builds platforms for battery electric vehicles in parallel. The Company leverages technology to create value for users. It concentrates its in-house development efforts on proprietary range extension systems, innovative electric vehicle technologies, and smart vehicle solutions. The Company started volume production in November 2019. Its current model lineup includes Li MEGA, a high-tech flagship family MPV, Li L9, a six-seat flagship family SUV, Li L8, a six-seat premium family SUV, Li L7, a five-seat flagship family SUV, and Li L6, a five-seat premium family SUV. The Company will continue to expand its product lineup to target a broader user base.

For more information, please visit: https://ir.lixiang.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “targets,” “likely to,” “challenges,” and similar statements. Li Auto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and The Stock Exchange of Hong Kong Limited (the “HKEX”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Li Auto’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Li Auto’s strategies, future business development, and financial condition and results of operations; Li Auto’s limited operating history; risks associated with extended-range electric vehicles and high-power charging battery electric vehicles; Li Auto’s ability to develop, manufacture, and deliver vehicles of high quality and appeal to customers; Li Auto’s ability to generate positive cash flow and profits; product defects or any other failure of vehicles to perform as expected; Li Auto’s ability to compete successfully; Li Auto’s ability to build its brand and withstand negative publicity; cancellation of orders for Li Auto’s vehicles; Li Auto’s ability to develop new vehicles; and changes in consumer demand and government incentives, subsidies, or other favorable government policies. Further information regarding these and other risks is included in Li Auto’s filings with the SEC and the HKEX. All information provided in this press release is as of the date of this press release, and Li Auto does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Li Auto Inc.

Investor Relations

Email: ir@lixiang.com

Christensen Advisory

Roger Hu

Tel: +86-10-5900-1548

Email: Li@christensencomms.com